OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

2011 DRILLING COMPLETED AT MIRANDA GOLD'S ANGEL WING PROJECT

Vancouver, BC, Canada –December 23, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that Ramelius Resources Ltd. (“Ramelius”) (ASX:RMS), our funding partner at Angel Wing, has completed a 15-hole drill program and received all analyses.  Angel Wing is a sediment-hosted and epithermal vein gold project in northeast Elko County, Nevada.  Ramelius drilled a total of 6,308 ft (1,922.7 m) in 12 reverse circulation holes for 5,520 ft (1,682.5 m) and three core holes for 788 ft (240.2 m).

Miranda is encouraged that all 2011 drill holes intersected gold and/or silver mineralization. Maximum gold values were 1 ft (0.3 m) of 0.045 oz Au/ton in AW11-C01 and maximum silver values were 5 ft (1.5 m) of 4.29 oz Ag/ton (147 g Ag/t) in hole AW11-C03. The results of the 2011 drilling more than doubled the strike length and increased the depth extent of known gold mineralization in the Da Vinci vein.  Seven drill intercepts now indicate the Da Vinci vein's strike length is about 575 ft (175 m) and vertical extent from surface is about 330 ft (100 m).

Angel Wing currently has seven gold target areas identified by surface mapping of quartz-calcite veins with distinctive "angel wing" textures, rock chip and soil geochemistry, and geophysics. Ramelius' 2011 drill program tested five of the target areas.  All the holes, except for one vertical hole, were angled across the dominantly northerly trend of structures and veins.  The 2011 drilling continued to test the Da Vinci vein (see News Release dated November 29, 2010) with five holes and provided first-ever drill tests of the three additional outcropping veins:  the Botticelli which is a northwestward splay of the Da Vinci vein, the Rossetti, and the Raphael.

Significant drill intersections, defined as those with gold grades of 0.01 oz Au/ton (0.343 g Au/t) or higher over intercepts of 5 ft (1.5 m) or longer, or silver grades of 0.30 oz Ag/ton (10.29 g Ag/t) or higher, are summarized in the following table.

Hole ID	Interval (ft)	Length (ft)	Grade (oz/ton) Ag	Grade (oz/ton) Au	Interval (m)	Length (m)	Grade (g/t) Ag	Grade (g/t) Au
Raphael (AMAX) Target
AW11-04	15-30	15	0.61		4.6-9.1	4.6	20.92
AW11-06	20-25	5	0.78		6.1-7.6	1.5	26.9
El Greco Target
AW11-07	75-80	5		0.030	22.9-24.4	1.5		1.035
Da Vinci Target
AW11-08	430-435	5		0.011	131.1-132.6	1.5		0.366
AW11-C02	301-305	4	0.45		91.7-93.0	1.2	15.45
AW11-C03	85.7-95.3	9.6		0.015	26.1-29.0	2.9		0.522
	117-130	13		0.036	35.7-39.6	4.0		1.248
	208-228	20	1.52		63.4-69.5	6.1	52.04
	223-228	5	4.29	0.019	68.0-69.5	1.5	147	0.635
	268-288	20		0.021	81.7-87.8	6.1		0.721
Botticelli Target
AW11-C01	72.5-89.7	17.2		0.017	22.1-27.3	5.2		0.578
	84-89.7	5.7	0.036		25.6-27.3	1.7	12.41
	94.0-107.0	13		0.022	28.7-32.6	4.0		0.755

	AW11-C01, -C02, and –C03 are core holes.
	AW11-01, -02, -03, -05, -09, -10, -11, and -12 have no significant grade intersections.

	Original data are in feet and ppm (g Au/t). True thickness of gold and silver intercepts cannot be determined.

Epithermal veins similar to those at Angel Wing have a discrete elevation interval that contains the majority of high-grade mineralization. The geochemistry, textures, and morphologies observed in the recent drilling suggest this bonanza zone, if present, may be deeper in the system.

Quality Assurance / Quality Control procedures used by Ramelius for their drill program includes collection of duplicate samples and insertion of blanks and analytical standards into the sample sequence.  Control samples are about 10 percent of each batch of samples.  All samples were analyzed by ALS Minerals on a 50 g charge and an AAS finish.

Project Details

The Angel Wing project consists of 87 unpatented lode claims covering 2.8 sq mi (7.3 sq km.) in northeast Elko County, Nevada. Project area stratigraphy from youngest to oldest is a) Tertiary felsic volcanic units, b) Tertiary conglomerate, and c) limestone, probably late Paleozoic or Triassic in age.  Past work consisted of geologic mapping, soil and rock sampling, and a gravity survey. Ramelius completed IP/Resistivity, ground magnetic, and soil geochemical surveys.  Gold values above 100 g Au/t in rock chips occur in an area 6,700 ft (2,042 m) long and up to 3,000 ft (914 m) wide.  Rock-chip samples up to 2.7 oz Au/t (92.5 g Au/t) occur in steeply dipping, quartz-calcite-adularia veins within the limestone and up to 0.044 oz Au/t (1.507 g Au/t) in disseminations and quartz-calcite veinlet stockworks in altered limestone and Tertiary conglomerate. Historic shallow vertical drilling targeted disseminated mineralization and returned up to 0.047 oz Au/t over 50 ft (1.609 g Au/t over 15.2 m) in drill hole DC-7.

All data, disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.